Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 27, 2013

Zodiac Exploration Inc. Provides Update on Operations

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) is pleased to give the following update on the Company’s activities:

With reference to recent trading activity, Zodiac is unaware of any undisclosed material information related to the Company or its business that may be affecting the trading price and volume of the Company's shares.

The first well on the Company's Mortgage block in the San Joaquin basin, California was spudded on February 5, 2013 by Aera Energy LLC (for further details see previous Zodiac press releases). The Aera well is expected to reach its final depth by the end of April 2013, prior to any testing.

Under the terms of a farmout agreement between Zodiac and Bayswater Exploration and Production, LLC (“Bayswater”) dated November 1, 2010, the Company is reassigning approximately 8,000 non-contiguous and non-core acres of land back to Bayswater as the Company has elected not to exercise its option to drill on these lands.  The land to be reassigned by Zodiac to Bayswater is located in Kings and Kern Counties, California on the Company's Panther prospect.  By reassigning this non-contiguous and non-core land, the Company will be able to focus its resources on its core and strategic land positions, which amount to approximately 78,000 net acres.

The Company maintains a strong working cash position and will be issuing its Q1 financial report to the public prior to the end of February, 2013.

The Company is continuing discussions with third parties under its farmout campaign to seek a joint venture partner for the development of the remainder of its lands in the San Joaquin basin, California, and continues to evaluate other potential corporate opportunities.

About Zodiac

Zodiac is a Calgary based company formed to explore for and gas assets in North America with a focus on the San Joaquin Basin in California.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

Interim President and Chief Executive Officer

(403) 450‐7896

www.zodiacexploration.ca

Cautionary Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the expected length of time for the completion of drilling operations on the initial well spud by Aera on February 5, 2013, the seeking of a joint venture party by the Company for the development of its lands in the San Joaquin basin and the evaluation of potential corporate opportunities.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Additionally, there is no guarantee or certainty that Zodiac's farmout campaign or evaluation of corporate opportunities will result in a transaction on terms acceptable to Zodiac or at all.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and  services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation.  Readers are cautioned not to place undue reliance on forward‐looking information.